Mail Stop 0308					May 11, 2005

Kenneth P. Laurent,
President
New Design Cabinets, Inc
3313 North 83rd Place
Scottsdale, Arizona 85251


      Re:  New Design Cabinets, Inc.
Registration Statement on Form SB-2
File No. 333-124060
Filed April 14, 2005


Dear Mr. Laurent:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your disclosure indicates that you are a development stage company established eight months ago, with no products, no revenues, and no significant assets. You also indicate you have not commenced your planed principal operations. It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with
Rule 419 of Regulation C or supplementally provide an explanation why
Rule 419 does not apply.

Prospectus Cover Page, page 2
2. Please indicate the page number where your risk factors section begins.
3. We do not understand your reference to "Planning Force".
Please
advise or revise.

Summary Financial Information, page 4
4. Please revise the line item descriptions in the stockholders` equity section of your table to be consistent with your balance sheet. For example, your accumulated deficit should be ($226) as opposed to ($9,774).

Risk Factors, page 5
5. Revise this section to more accurately describe the company`s products and management. References to "our products" and "top management" are inappropriate given the company`s status. Similarly, delete the plural nature of the reference to limited control over decision-making and clearly state that Mr. Laurent will have all such control. Rank your risk factors in order of importance. For example,
Mr. Laurent`s control is more significant than competitor pressures which are present for all companies.
6. It is unclear why you refer to your "event planning and retreat training business" in risk factor 1. Please advise or revise.
7. Please delete the first clause of the second sentence in risk factor 3 ("If we are unable...") as it mitigates the risk. Similarly, please delete the first clause of the last sentence of the first paragraph in risk factor 12 ("You may not be able...".).
8. Some of your risk factor captions do not describe the risk in a concrete manner, but merely state facts that give rise to the risks.
For example, the caption to risk factor 4 ("NDCI`s Independent Auditors...") indicates that your auditors have expressed doubt about your ability to continue as a going concern, but does not concisely state that if you do not continue as a going concern, the investors in this offering may face a complete loss of their investment.
The
caption to risk factor 6 ("Changes in Consumer Preferences...") states that these changes could reduce demand for your products, but does not describe the risk to your company or investors. Please generally review your risk factor captions to ensure they express your risks in more concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk. Do not assume that investors will be able to decipher the risk.

9. Please revise the caption to risk factor 5 ("Prolonged Economic Downturns...") to state "out of business" rather than "our of business".
10. The reference to "her" business interest in risk factor 10 is incorrect. Please revise.
Determination of Offering Price, page 8
11. You state under The Offering that the offering price was "arbitrarily determined." It is therefore important that the disclosure be clear and concise about how you did select an offering price per share. Accordingly, please revise to disclose all factors considered. For each factor you cite, briefly explain how these factors affected your determination of the offering price.
Selling Security Holders, page 8
12. Please show individually the shares owned and offered by each of
Robert and Elizabeth Maynard.
Plan of Distribution, page 9
13. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed. We note paragraph 1.
14. In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.
15. Note your reference to short sales. Please advise whether any selling stockholders have taken or plan to take any short positions prior to effectiveness of this registration statement. Short positions prior to effectiveness is inappropriate under Section 5 of the Securities Act.
Reports, page 12
16. Delete this section since it is duplicative of the information on page 15.


Interest of Named Experts and Counsel, page 12
17. Please revise to provide the disclosure required by Item 509 of
Regulation S-B with respect to the involvement of your independent accountants and legal counsel.
Business of Issuer, page 13
Principal Products and Principal Markets
18. Expand this section to provide detailed information concerning your operations. This would include the status of any design work, manufacturing facilities including tools, status of marketing arrangements etc. What is needed is specific information regarding all activities to clearly describe the company`s status. If no progress has been made, so state. This description may also need to be addressed in the risk factors section.
19. Indicate whether you plan to expand your business beyond the Scottsdale, Arizona area and describe the prerequisites, financial and otherwise, for doing so.
20. Most of your discussion focuses on the internet for sales. Discuss your plans and status for installations.
Distribution Methods of the Products, page 13
21. We note the various elements of your strategy.  Please
describe
more specifically and in further detail your current activities in connection with your strategy. For example, do you have any arrangements with website developers or sales or marketing consultants? Has Mr. Laurent discussed his plans with the Chamber of
Commerce, etc.?
Industry background and competition, page 14
22. Describe in further detail how you will carve out a niche market
for yourself.   Will you target high-end neighborhoods?  Have you
contacted builders in the area, etc.?
Number of total employees and number of full time employees, page
15
23. We note that Mr. Laurent devotes a minimum of 20 hours per week to your operations. Please explain if he is currently devoting any of his time to designing and building cabinets and wine racks. Will he be the only person doing so, or will he hire and train skilled workers during and after you have passed the development stage? Please describe your future plans in detail.

Reports to Security Holders, page 15
24. We do not understand your reference to "PFI". Please advise or revise.
25. Please revise paragraph 3 to reflect our new address: 100 F Street, N.E., Washington, D.C. 20002.
26. Clarify in Item 1 that the company will be required to file quarterly reports with the SEC, but it is at the company`s discretion whether they are furnished to shareholders.
Management`s Discussion, page 15
27. Specifically explain how you will generate sales in the next six to 12 months to support your planned ongoing operations. Please quantify the cash flow you will need to support your operations over the next 12 to 18 months.

Plan of Operation, page 16
28. Your anticipated use of funds table on page 17 does not allocate any funds towards equipment or raw materials or other supplies that are necessary to sustain your operations. Considering that you have not begun to purchase any equipment or materials for your cabinets or wine racks and plan to begin producing prefabricated wine kits within the next nine to twelve months, please disclose how you expect to fund the purchase of equipment and materials. If you will need to raise additional funds to procure these items, please revise your filing accordingly.
Market for Common Equity and Related Stockholder Matters, page 18
29. Please revise the penultimate paragraph to more clearly indicate the impact of Rule 144 on existing restricted shares. For example, clarify that those restricted shares are not eligible for resale currently, and explain when and how they may become eligible for resale in the future.
Executive Compensation, page 18
30. Please delete the second sentence under the Summary
Compensation
Table because NDCI will not receive any proceeds from the offering.
31. Discuss the company`s plans for executive compensation. At what point does Mr. Laurent intend to devote full time efforts to the company? If there are no present plans/intentions, discuss in the Business of Issuer section how any company activities/revenues will be determined since Mr. Laurent`s current activities appear to be in direct competition with the company.

Report of  Independent Registered Public Accounting Firm, page F1
32. Please obtain and file a revised audit report and consent, which include a parenthetical reference following each mention of New Design Cabinets, Inc. that reads "A development stage company."

Note 1 - Nature of Business, page F6
33. You disclose that your customers and manufactured products are your most important assets, yet you currently do not have any customers or manufactured products. Please revise your footnote to clarify that you do not have any customers and have not manufactured any products.

Note 3 - Stockholders` Equity, page F8
34. In Note 3 you disclose that you issued 10,000,000 shares of stock to your officer in November 2004. Your disclosures on pages 15 and
34, however, indicate that you issued the shares during October
2004.
Please correct this inconsistency.

Note 4 - Going Concern, page F8
35. Please revise your filing to reconcile the November 8, 2004 date of inception disclosed here with the September 29, 2004 date of inception disclosed elsewhere in your filing. The consent of your independent registered public accountants should be similarly revised.

Exhibit 5.  Legality Opinion
36. Counsel must opine whether the securities will, when sold, be legally issued; fully paid; and non-assessable. Accordingly, please delete the first two paragraphs on the second page of counsel`s opinion as they do not pertain to the legality opinion.

Exhibit 23 - Independent Auditor`s Consent
37. An updated signed consent should be filed as an exhibit with each amendment to your Form SB-2. Please have your auditors revise their consent in Exhibit 23 to read "Consent of Independent Registered
Public Accounting Firm."





*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Andrew Blume, Staff Accountant, at (202)
551-
3254 or George Ohsiek, Senior Staff Accountant, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, or me at (202) 551-3725 with any other questions.


      Sincerely,




      H. Christopher Owings
      Assistant Director
Via fax

cc:	Wendy E. Miller, Esq.
	1924 Ivory Point Lane
	Las Vegas, NV  89134
	Fax:  (702) 242-6617



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New Design Cabinets, Inc.
May 4, 2005
Page 8